Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

Trilogy International Partners Inc. (“Trilogy” or the “Company”)
155 108th Avenue NE, Suite 400
Bellevue, Washington, 98004 USA

ITEM 2:	DATE OF MATERIAL CHANGE

March 28, 2022

ITEM 3:	NEWS RELEASE

A news release announcing the material change referred to in this report was issued on March 28, 2022 through ACCESSWIRE and a copy was subsequently filed on SEDAR.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On March 28, 2022, the Company announced that it entered into an agreement to transfer, for nominal consideration, its 71.5% equity interest in Nuevatel (PCS de Bolivia) S.A. (“Nuevatel”) to Balesia Technologies, Inc., a member of the Balesia Group of Companies, which collectively develop, own and operate wireless networks, IoT Edge and Multi-Edge Computing technologies, and supporting infrastructure across Latin America.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On March 28, 2022, the Company announced that it entered into an agreement to transfer, for nominal consideration, its 71.5% equity interest in Nuevatel to Balesia Technologies, Inc., a member of the Balesia Group of Companies, which collectively develop, own and operate wireless networks, IoT Edge and Multi-Edge Computing technologies, and supporting infrastructure across Latin America.

The transaction is subject to customary closing conditions, and Trilogy anticipates that the closing will take place in the second quarter of 2022.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact Ann Saxton, Investor Relations & Corporate Development, (425) 458-5900.

ITEM 9:	DATE OF REPORT

This Material Change Report is dated April 4, 2022.